United States Securities and Exchange Commission
Washington, D.C. 20549

FORM 11-K
(Mark One)

☑	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the Fiscal Year ended December 31, 2005
or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from                      to
Commission file number 333-63321
Saga Communications, Inc. Employees’ 401(K) Savings and Investment Plan

(Full title of plan)
Saga Communications, Inc.
73 Kercheval Avenue
Grosse Pointe Farms, Michigan 48236

(Name of Issuer of Securities Held Pursuant to Plan and Address of its Principal Executive Office)

Saga Communications, Inc.
Employees’ 401(k) Savings and Investment Plan

Financial Statements and Supplemental Schedule
Years ended December 31, 2005 and 2004

Page

Report of Independent Registered Public Accounting Firm	3

Financial Statements:
Statements of Net Assets Available for Benefits — December 31, 2005 and 2004	4
Statements of Changes in Net Assets Available for Benefits — Years ended December 31, 2005 and 2004	5
Notes to Financial Statements	6

Supplemental Schedule:
Schedule H line 4(i) — Schedule of Assets (Held At End of Year)	10

Other Information:
Signatures	12
Exhibit 23.1 — Consent of Independent Registered Public Accounting Firm	13

Report of Independent Registered Public Accounting Firm
Plan Administrator
Saga Communications, Inc.
Employees’ 401(k) Savings and Investment Plan
We have audited the accompanying statements of net assets available for benefits of Saga Communications, Inc. Employees’ 401(k) Savings and Investment Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
Detroit, MI

June 23, 2006	/S/ Ernst & Young LLP

Saga Communications, Inc.
Employees’ 401(k) Savings and Investment Plan
Statements of Net Assets Available for Benefits

	December 31,
	2005	2004

Assets
Investments, at fair value:
Mutual funds	$11,670,862	$9,670,233
Guaranteed Investment Fund	1,996,596	1,931,202
Saga Common Stock Fund	1,647,899	2,491,078
Participant loans	288,431	291,992

	15,603,788	14,384,505

Employer contributions receivable	278,168	247,742

Net assets available for benefits	$15,881,956	$14,632,247

See accompanying notes.

Saga Communications, Inc.
Employees’ 401(k) Savings and Investment Plan
Statements of Changes in Net Assets Available for Benefits

	Years ended December 31,
	2005	2004

Additions
Participant contributions	$1,972,330	$1,793,612
Employer contributions	278,168	247,742
Investment income:
Interest and dividends	89,721	76,694
Net realized and unrealized appreciation (depreciation) in fair value of investments:
Mutual funds	784,957	927,793
Saga common stock fund	(949,272)	(253,170)

Total additions	2,175,904	2,792,671

Deductions
Benefit payments	926,195	770,608

Net increase	1,249,709	2,022,063
Net assets available for benefits:
Beginning of year	14,632,247	12,610,184

End of year	$15,881,956	$14,632,247

See accompanying notes.

Saga Communications, Inc.
Employees’ 401(k) Savings and Investment Plan
Notes to Financial Statements
Years ended December 31, 2005 and 2004
1. Description of Plan
The following description of Saga Communications, Inc. (the “Company”) Employees’ 401(k) Savings and Investment Plan (the “Plan”) provides only general information. Participants should refer to the summary plan description for more complete information.
General
The Plan is a defined contribution plan which includes, as participants, all employees who have completed one year of employment and reached the age of twenty-one. The Plan is administered by the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Contributions
Contributions to employees’ accounts are effected through voluntary reductions in their compensation. Annual contributions for each participant are subject to the participation and discrimination standards of Internal Revenue Code Section 401(k). The Company may make a discretionary match; for 2005 and 2004 the discretionary employer match was $278,168 and $247,742, respectively.
Upon enrollment, a participant may direct their contributions to any of the Plan’s fund options. Employer contributions are invested in Saga Communications, Inc. Class A common stock.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Saga Communications, Inc.
Employees’ 401(k) Savings and Investment Plan
Notes to Financial Statements (continued)
1. Description of Plan (continued)
Vesting
Participants are immediately vested in their contributions and the employer discretionary match plus actual earnings thereon.
Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years or up to 15 years for purchase of primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate as determined by the Plan Administrator which approximates the prime interest rate in effect on the first business day of the calendar quarter plus 1%. Principal and interest are paid ratably through payroll deductions.
Distributions
Participants or their beneficiaries may receive distributions of their account balances upon the earlier of reaching age 59-1/2, disability, death or termination of service, as defined in the Plan. Further, the Plan Administrator may permit a participant who experiences a qualified financial hardship, as defined, to receive a distribution or a portion of the participant’s account balance. Such distributions are generally made in a lump sum.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provision of ERISA.
Administrative Expenses
Administrative expenses of the Plan are paid by the Company.

Saga Communications, Inc.
Employees’ 401(k) Savings and Investment Plan
Notes to Financial Statements (continued)
2. Significant Accounting Policies
Basis of Accounting
The financial statements have been prepared on the accrual basis of accounting.
Investment Valuation and Income Recognition
Except for guaranteed investment contracts, the Plan’s investments are stated at fair value which equals the quoted market price on the last business day of the plan year. The shares of mutual funds are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. The participant loans are valued at their outstanding balances, which approximate fair value.
Guaranteed investment contracts are recorded at their contract values, which represent contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract values for credit risk of contract issues or otherwise. The average yield was approximately 3.7% and 3.3% for 2005 and 2004, respectively. The crediting interest rate for these investment contracts is reset semiannually by the issuer but cannot be less than zero and was 3.75% and 3.55% at December 31, 2005 and 2004, respectively.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Saga Communications, Inc.
Employees’ 401(k) Savings and Investment Plan
Notes to Financial Statements (continued)
3. Investments
Investments that represent 5% or more of fair value of the Plan’s net assets are as follows:

	December 31,
	2005	2004

Guaranteed Investment Fund*	$1,996,596	$1,931,202
Saga Common Stock Fund*	1,647,899	2,491,078
Vanguard Wellington – Admiral Fund*	1,315,606	1,166,821
American Century Ultra Account*	1,116,770	1,167,127
Fidelity Contrafund Account*	2,392,148	2,164,247
Dryden S&P 500 Index Fund*	1,073,979	1,025,353
Fidelity Growth & Income Account*	829,214	827,354

*	Fund is sponsored by Plan Trustee
4. Income Tax Status
The underlying volume submitter plan has received a determination letter from the Internal Revenue Service dated September 4, 2001, stating that the form of the plan is qualified under Section 401 of the Internal Revenue Code, and therefore, the related trust is tax exempt. In accordance with Revenue Procedure 2002-6 and Announcement 2001-77, the Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS volume submitter plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.
5. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Saga Communications, Inc.
Employees’ 401(k) Savings and Investment Plan
Employer ID # 38-2683519          Plan #001
Schedule H, line 4i—Schedule of Assets (Held at End of Year)
December 31, 2005

Identity	Description of Investment Including
of Issue, Borrower,	Maturity Date, Rate of Interest,	Current
Lessor or Similar Party	Collateral, Par or Maturity Value	Value

*Prudential Retirement Insurance Company	Guaranteed Investment Fund	$1,996,596
*Prudential Retirement Insurance Company	Dryden S&P 500 Index Fund	1,073,979
*Prudential Retirement Insurance Company	Artisan Partners Growth Fund	313,597
*Prudential Retirement Insurance Company	Investment Grade Coprorate Bond /BSAM Fund	52,071
*Prudential Retirement Insurance Company	Fidelity Contrafund Account	2,392,148
*Prudential Retirement Insurance Company	Fidelity Growth and Income Account	829,214
*Prudential Retirement Insurance Company	Balanced I/ Wellington Management Fund	754,028
*Prudential Retirement Insurance Company	American Century Ultra Account	1,116,770
*Prudential Retirement Insurance Company	Vanguard Wellington — Admiral Fund	1,315,606
*Prudential Retirement Insurance Company	Credit Suisse Emerging Growth Fund	483,451
*Prudential Retirement Insurance Company	Goldman Sachs Large Cap Growth Fund	206,735
*Prudential Retirement Insurance Company	Janus Fund	467,047
*Prudential Retirement Insurance Company	Small Cap Value/Kennedy Capital Fund	273,976
*Prudential Retirement Insurance Company	High Yield Bond/Caywood-Scholl Fund	217,688
*Prudential Retirement Insurance Company	Large Cap Value/Barrow Hanley	348,772
*Prudential Retirement Insurance Company	American Century Equity Income Fund	211,301
*Prudential Retirement Insurance Company	Templeton Growth Fund	199,668
*Prudential Retirement Insurance Company	Oakmark Equity and Income Class I	279,224
*Prudential Retirement Insurance Company	Lifetime20	83,936
*Prudential Retirement Insurance Company	Lifetime30	11,528
*Prudential Retirement Insurance Company	Lifetime40	52,004
*Prudential Retirement Insurance Company	Lifetime50	17,493
*Prudential Retirement Insurance Company	Lifetime60	11,857
*Prudential Retirement Insurance Company	Oppenheimer Global Class A	416,783
*Prudential Retirement Insurance Company	International Equity Julius Baer	323,266
*Prudential Retirement Insurance Company	Small Cap Blend/WHV Fund	218,720

*Saga Communications, Inc.	Saga Common Stock Fund	1,647,899
*Participant loans receivable	Interest rates 5.00% to 10.50%	288,431

Total investments		$15,603,788

*	Party-in-interest

EXHIBIT INDEX
Exhibits
23.1	Consent of Ernst & Young LLP

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

SAGA COMMUNICATIONS, INC. EMPLOYEES’ 401(K) SAVINGS AND INVESTMENT PLAN

Date: June 23, 2006	/S/ Marcia K. Lobaito

Marcia K. Lobaito
Plan Administrator

Date: June 23, 2006	/S/ Catherine Bobinski

Catherine Bobinski
Vice President, Corporate Controller and
Chief Accounting Officer